UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alliqua, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

019621 200

(CUSIP Number)

Robert J. Hugin

Chairman of the Board,

President and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019621 200

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,711 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,508,711 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,711 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.8% (2)
14	TYPE OF REPORTING PERSON* CO

Explanatory Note: This Amendment No.1 to the Schedule 13D filed by Celgene Corporation (“Celgene”) is being made solely to re-file Exhibits 2 and 3 hereto, in order to reflect comments received by the Securities and Exchange Commission in connection with the confidential treatment request submitted by Celgene with respect thereto.

(1)	Includes 1,672,474 shares of common stock, par value $0.001 per share (“Common Stock”) of Alliqua, Inc., a Delaware corporation (“Alliqua”) and 836,237 shares of Common Stock issuable upon exercise of warrants. Effective November 18, 2013, Alliqua consummated a 1 for 43.75 reverse split of its Common Stock (the “Reverse Stock Split”). The number of shares of Common Stock reported in rows (7), (9), and (11) of the cover page have been adjusted to give effect to the Reverse Stock Split.
(2)	The percentage ownership interest is determined based on 12,036,128 shares of Common Stock outstanding as of November 25, 2013, which includes (i) 11,199,891 shares of Common Stock outstanding as of November 25, 2013, as reported by Alliqua to the Reporting Person on such date and (ii) 836,237 shares of Common Stock underlying the Initial Warrant that is exercisable immediately.

SCHEDULE 13D

Alliqua, Inc.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 –	Stock Purchase Agreement, dated as of November 14, 2013, between Celgene and Alliqua (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Celgene on November 27, 2013)

†Exhibit 2 –	License, Marketing and Development Agreement, dated as of November 14, 2013, between Anthrogenesis Corporation, a New Jersey corporation doing business as Celgene Cellular Therapeutics (“CCT”) and Alliqua

†Exhibit 3 –	Supply Agreement, dated as of November 14, 2013, between CCT and Alliqua

Exhibit 4 –	Form of Indemnification Agreement between Alliqua and its directors and officers (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by Alliqua on January 5, 2011)

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE CORPORATION

By:	/s/ Perry Karsen
Perry Karsen
Executive Vice President and Chief Operations Officer

EXHIBIT INDEX

Exhibit	Description

1	Stock Purchase Agreement, dated as of November 14, 2013, between Celgene and Alliqua (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Celgene on November 27, 2013)

†2	License, Marketing and Development Agreement, dated as of November 14, 2013, between CCT and Alliqua

†3	Supply Agreement, dated as of November 14, 2013, between CCT and Alliqua

4	Form of Indemnification Agreement between Alliqua and its directors and officers (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by Alliqua on January 5, 2011)

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.